SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 23)*


                        PHILADELPHIA SUBURBAN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   718009-6-08
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Andrew A. Bernstein, Esq.                   Stephen P. Stanczak, Esq.
 Cleary, Gottlieb, Steen & Hamilton         c/o United States Filter Corporation
       41, avenue de Friedland                       40-004 Cook Street
         75008 Paris, France                        Palm Desert, CA 92211
          33-1-40-74-68-00                             (760) 341-8126

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 25, 2002
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------
CUSIP No. 718009-6-08
--------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Vivendi Universal S.A. (formerly Vivendi S.A.)

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|

    3

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           France

                                 7       SOLE VOTING POWER
      NUMBER OF SHARES                   None
    BENEFICIALLY OWNED BY
       EACH REPORTING            8       SHARED VOTING POWER
         PERSON                          2,500,001(1)
          WITH
                                 9       SOLE DISPOSITIVE POWER
                                         None

                                10       SHARED DISPOSITIVE POWER
                                         2,500,001(1)

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,500,001(1)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 3.6% (based upon 68,858,761 shares outstanding as of July 30, 2002 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter ended June 30,
           2002)

   14      TYPE OF REPORTING PERSON*

           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) As of the date hereof, Vivendi Universal holds approximately 40.8% of the shares of Vivendi Environnement S.A., which beneficially owns, through certain of its subsidiaries, the securities covered by this statement. Vivendi Universal does not own any of the securities covered by this statement (other than through its interest in Vivendi Environnement) and disclaims beneficial ownership of such securities. This statement may not be construed as an admission by Vivendi Universal that it is the beneficial owner of any such securities.

                                  SCHEDULE 13D
--------------------------
CUSIP No. 718009-6-08
--------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Vivendi Environnement S.A.
    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|

    3

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           France

                                 7       SOLE VOTING POWER
      NUMBER OF SHARES                   None
    BENEFICIALLY OWNED BY
       EACH REPORTING            8       SHARED VOTING POWER
         PERSON                          2,500,001
          WITH
                                 9       SOLE DISPOSITIVE POWER
                                         None

                                10       SHARED DISPOSITIVE POWER
                                         2,500,001

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,500,001

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 3.6% (based upon 68,858,761 shares outstanding as of July 30, 2002 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter ended June 30,
           2002)

   14      TYPE OF REPORTING PERSON*

           CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------
CUSIP No. 718009-6-08
--------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Vivendi North America Company (formerly Anjou International Company)

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|

    3

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           Delaware, U.S.A.

                                 7       SOLE VOTING POWER
      NUMBER OF SHARES                   None
    BENEFICIALLY OWNED BY
       EACH REPORTING            8       SHARED VOTING POWER
         PERSON                          None
          WITH
                                 9       SOLE DISPOSITIVE POWER
                                         None

                                10       SHARED DISPOSITIVE POWER
                                         None

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           None

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           N/A

   14      TYPE OF REPORTING PERSON*

           CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------
CUSIP No. 718009-6-08
--------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Vivendi Water S.A.

    2      =====================================================================

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|

    3

    4      SOURCE OF FUNDS*

           OO

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION


           France

                                 7       SOLE VOTING POWER
      NUMBER OF SHARES                   None
    BENEFICIALLY OWNED BY
       EACH REPORTING            8       SHARED VOTING POWER
         PERSON                          2,500,001
          WITH
                                 9       SOLE DISPOSITIVE POWER
                                         None

                                10       SHARED DISPOSITIVE POWER
                                         2,500,001

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,500,001

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                    |_|

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 3.6% (based upon 68,858,761 shares outstanding as of July 30, 2002 according to Philadelphia Suburban Corporation's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2002)

   14      TYPE OF REPORTING PERSON*

           CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   This Amendment No. 23 (this "Amendment"), which amends and supplements the Report on Schedule 13D dated August 1, 2000, as amended and restated (the "Schedule 13D"), of Vivendi Universal S.A. (formerly Vivendi S.A.), its indirect subsidiaries Vivendi North America Company (formerly Anjou International Company) and Vivendi Water S.A., and Vivendi Water S.A.'s wholly-owned subsidiary Compagnie Generale des Eaux, is filed to reflect information required pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, relating to the shares of common stock, par value $0.55 per share, of the Issuer.

                  All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 2.           Identity and Background.
                  ------------------------

                  The second paragraph of Item 2(a) is amended and restated in its entirety as follows:

                  "Except for three (3) shares held indirectly by Vivendi Universal, Water is a wholly owned subsidiary of Environnement. Vivendi Universal holds approximately 40.8% of the capital stock of Environnement. VNAC is a wholly owned subsidiary of Vivendi North America Operations, Inc. ("Operations"), a wholly-owned indirect subsidiary of Environnement."


                  The last paragraph of Item 2(c) is amended and restated in its entirety as follows:

                  "The names, residence or business addresses and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the executive officers and directors of Vivendi, Environnement, Water and VNAC are set forth in Schedule 1 hereto and incorporated herein by reference."

Item 4.           Purpose of Transaction.
                  ----------------------

                  The first paragraph of Item 4 is amended and restated in its entirety as follows:

                  "The Shares owned by the Filing Persons were acquired, and are being held, as an investment. None of the Filing Persons has any present plans or proposals which may be related to or would result in:"

                  Paragraph (c) of Item 4 is amended and restated in its entirety as follows:

                  "(c) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board."

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

                  Item 5 (a)-(c) of Schedule 13D is amended and restated in its entirety as follows:

                  "(a) As of September 25, 2002, Vivendi Universal could be deemed to be, through its 40.8% interest in Environnement, the beneficial owner of 2,500,001 Shares held by Water. Vivendi Universal does not own any of the Shares (other than through its interest in Environnement) and disclaims beneficial ownership of any Shares. This Amendment may not be construed as an admission by Vivendi Universal that it is the beneficial owner of any Shares. To the best knowledge of Vivendi Universal, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

                  As of September 25, 2002, Environnement was, through its subsidiary Water, the beneficial owner of 2,500,001 Shares, constituting approximately 3.6% of the outstanding Shares (based upon 68,858,761 shares outstanding as of July 30, 2002 according to the Issuer's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2002). To the best knowledge of Environnement, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares, other than Andrew D. Seidel, a member of the Management Board of Environnement, who currently owns 875 Shares.

                  As of September 25, 2002, Water was the beneficial owner of 2,500,001 Shares, constituting approximately 3.6% of the outstanding Shares (based upon 68,858,761 shares outstanding as of July 30, 2002 according to the Issuer's Quarterly Report on Form 10-Q for the Quarter ended June 30, 2002). To the best knowledge of Water, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

                  As of September 25, 2002, VNAC did not beneficially own any Shares. To the best knowledge of VNAC, no director or executive officer owns or has any right to acquire, directly or indirectly, any Shares.

                  (b) Environnement has, through its subsidiary Water, the shared power to vote or direct the disposition of 2,500,001 Shares. Water has the shared power to vote or direct the disposition of 2,500,001 Shares.

                  (c) Neither Vivendi Universal nor, to the best of Vivendi Universal's knowledge, any executive officer or director of Vivendi Universal:
(a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares.

                  Neither Environnement nor, to the best of Environnement's knowledge, any executive officer or supervisory board member of Environnement:
(a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares, other than (i) 875 Shares owned by Andrew D. Seidel, a member of the Management Board of Environnement, (ii) 7,834,220 Shares sold by Water on September 25, 2002 to the members of an underwriting syndicate led by Deutsche Bank Securities Inc. and UBS Warburg LLC (collectively, the "Underwriters") pursuant to an underwriting agreement dated September 19, 2002 by and among the Underwriters, the Issuer, Water and VNAC (the "Underwriting Agreement"), and (iii) 761,655 Shares sold by VNAC to the Underwriters pursuant to the Underwriting Agreement.

                  Neither VNAC nor, to the best of VNAC's knowledge, any executive officer or director of VNAC: (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares, other than 761,655 Shares sold by VNAC to the Underwriters pursuant to the Underwriting Agreement.

                  Neither Water nor, to the best of Water's knowledge, any executive officer or supervisory board member of Water (a) owns, or has any right to acquire, directly or indirectly, any Shares or (b) has, in the past sixty (60) days, effected any transactions in the Shares, other than 7,834,220 Shares sold by VNAC to the Underwriters pursuant to the Underwriting Agreement."

Item 6.           Contracts, Arrangements, Understandings, or Relationships
                  ---------------------------------------------------------
                  with Respect to Securities of the Issuer.
                  ----------------------------------------

                  Item 6 of Schedule 13D is amended and restated in its entirety as follows:

                  "On July 8, 2002, Environnement, Water, VNAC and the Issuer entered into a Registration and Stock Purchase Agreement (the "Agreement") relating to the Shares. Pursuant to the Agreement, on July 8, 2002 the Issuer filed a Registration Statement on Form S-3 ("Registration Statement") with the U.S. Securities and Exchange Commission ("Commission") for the resale of up to 9,885,256 Shares ("Registered Shares") by VNAC and Water, which was declared effective by the Commission on September 19, 2002. Each of Water, VNAC and the Issuer executed the Underwriting Agreement in the form attached to the Agreement on September 19, 2002.

                  Pursuant to the Underwriting Agreement, on September 25, 2002 the Underwriters acquired 8,595,875 Shares from Water and VNAC at $18.25 per Share (the "Offering Price"), less underwriting discounts and commission of $0.78 per Share (the "Underwriting Discount"), in connection with the public resale of the Registered Shares. In addition, the Underwriters have an option to purchase up to an additional 1,289,381 Shares (the "Option Shares") from Water at any time within 30 days from the date of the Underwriting Agreement at the Offering Price less the Underwriting Discount. On September 25, 2002, the Underwriters delivered a written exercise notice to purchase all of the Option Shares and designated September 27, 2002 as the closing date for such purchase.

                  Pursuant the Agreement, the Issuer shall repurchase all of the remaining 1,210,620 Shares (the "Buyback Shares") held by Water at the Offering Price on October 25, 2002. Upon the consummation of the purchase of the Option Shares by the Underwriters and the purchase of the Buyback Shares by the Issuer, none of the Filing Persons shall beneficially own any Shares.

                  This summary is qualified in its entirety by reference to the Agreement and the Underwriting Agreement, which are being filed herewith as Exhibits to this Amendment and are incorporated by reference herein.

                  Except as set forth in the preceding paragraphs, none of the Filing Persons nor, to the best of the Filing Persons' knowledge, any person named in Item 2 hereof, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

          1. Registration and Stock Purchase Agreement dated July 8, 2002, between Vivendi Environnement S.A., Vivendi Water S.A., Vivendi North America Company and Philadelphia Suburban Corporation.(1)

          2. Underwriting Agreement dated September 19, 2002 between Philadelphia Suburban Corporation, Vivendi Water S.A., Vivendi North America Company and Deutsche Bank Securities Inc. and UBS Warburg LLC, as Representatives of the several underwriters named therein. 3. Joint Filing Agreement.(1)

          4.   Special Power of Attorney of Vivendi North America Company(2)

          5.   Special Power of Attorney of Vivendi Water S.A.(2)

          ----------------------------------------------------------------------
          (1) Previously filed as an exhibit to Amendment 22 to Schedule 13D filed on July 8, 2002.

          (2) Previously filed as an exhibit to Amendment 20 to Schedule 13D filed on August 1, 2000.

                                   Schedule 1
                                   ----------

           Directors and Executive Officers of Vivendi Universal S.A.


                                                                                             Present Principal
                                                                                         Occupation or Employment,
                                                                                            including the Name
                                                                                         (principal business) and
                                                                                        Address (if different than
                                                                                           Business Address) of
Position with Vivendi                   Name and                      Citizenship              Employer
                                    Business Address
-------------------------------------------------------------------------------------------------------------------------
I.     Directors
-------------------------------------------------------------------------------------------------------------------------
Chairman of the Board            Jean-Rene Fourtou                     French         Chairman and Chief
                                 c/o Vivendi Universal                                Executive Officer of
                                 42, avenue de Friedland                              Vivendi Universal
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Director                         Edgar Bronfman, Jr.                   U.S.           Special Advisor to the
                                 Lexa Partners LLC                                    Chairman of Vivendi
                                 390 Park Avenue, 4th floor                           Universal
                                 New York, NY 10022
-------------------------------------------------------------------------------------------------------------------------
Director                         Claude Bebear                         French         Chairman of the Supervisory
                                 AXA                                                  Board of AXA
                                 25, avenue Matignon
                                 75008 Paris
                                 France
-------------------------------------------------------------------------------------------------------------------------
Director                         Gerhard Kleisterlee                   German         Chief Executive Officer
                                 Royal Philips Electronic                             of Royal Philips Electronic
                                 P.O. Box 77900
                                 Building HBT 14
                                 1070 Amsterdam
                                 The Netherlands
-------------------------------------------------------------------------------------------------------------------------
Director                         Dominique Hoenn                       French         Chief Operating Officer
                                 BNP Paribas                                          of BNP Paribas
                                 3, rue d'Antin
                                 75009 Paris
                                 France
-------------------------------------------------------------------------------------------------------------------------
Director                         Edgar M. Bronfman                     U.S.           President of World
                                 c/o Vivendi Universal                                Jewish Congress, World
                                 375 Park Avenue, 5th floor                           Jewish Restitution
                                 New York, NY 10152-0192                              Organization and
                                 USA                                                  Foundation for Jewish
                                                                                      Campus Life (Hillel)





                                                                                             Present Principal
                                                                                         Occupation or Employment,
                                                                                            including the Name
                                                                                         (principal business) and
                                                                                        Address (if different than
                                                                                           Business Address) of
Position with Vivendi                   Name and                      Citizenship              Employer
                                    Business Address

-------------------------------------------------------------------------------------------------------------------------
Director                         Jean-Marc Espalioux                   French         Chairman of the
                                 Accor                                                Management  Board
                                 Tour Maine Montparnasse                              and CEO of Accor
                                 33 avenue du Maine
                                 75755 Paris Cedex 15
                                 France
-------------------------------------------------------------------------------------------------------------------------
Director                         Jacques Friedmann                     French         Director of BNP Paribas
                                 80 avenue de Breteuil                                and TotalFinaElf S.A.
                                 75015 Paris
                                 France

-------------------------------------------------------------------------------------------------------------------------
Director                         Marie-Josee Kravis                    Canadian       Senior Fellow of
                                 Hudson Institute                                     Hudson Institute Inc.;
                                 625 Park Avenue                                      Director of The
                                 New York, NY 10021                                   Canadian Imperial Bank
                                 USA                                                  of Commerce, Hollinger
                                                                                      International Inc., The
                                                                                      Ford Motor Company
                                                                                      and USA Networks, Inc.
-------------------------------------------------------------------------------------------------------------------------
Director                         Henri Lachmann                        French         Chairman and Chief
                                 Schneider Electric S.A.                              Executive Officer of
                                 43-45 Bd Franklin Roosevelt                          Schneider Electric S.A.
                                 92500 Rueil Malmaison
                                 France
-------------------------------------------------------------------------------------------------------------------------
Director                         Fernando Falco                        Spanish        Chairman and Real
                                 RACE                                                 Automovil Club de
                                 10, Jose Abascal                                     Espana (RACE); Vice-
                                 28003 Madrid                                         Chairman of Banco de
                                 Spain                                                Extremadura
-------------------------------------------------------------------------------------------------------------------------
Director                         Marc Vienot                           French         Honorary Chairman and
                                 c/o Societe Generale                                 Director of Societe
                                 Tour Societe Generale                                Generale; Chairman of
                                 92972 Paris La Defense                               the Supervisory Board
                                 France                                               of Aventis and
                                                                                      Chairman of Paris
                                                                                      Europlace
-------------------------------------------------------------------------------------------------------------------------




                                                                                             Present Principal
                                                                                         Occupation or Employment,
                                                                                            including the Name
                                                                                         (principal business) and
                                                                                        Address (if different than
                                                                                           Business Address) of
Position with Vivendi                   Name and                      Citizenship              Employer
                                    Business Address
-------------------------------------------------------------------------------------------------------------------------
II.    Executive Officers
       (other than those who are
       also Directors)
-------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice            Jacques Espinasse                     French
President and Chief Financial    c/o Vivendi Universal
Officer                          42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice            Andrew Kaslow                         U.S.
President, Human Resources       c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Senior Executive Vice            Robert de Metz                        French
President, Divestitures,         c/o Vivendi Universal
Mergers and Acquisitions         42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Chief Operating Officer          Jean-Bernard Levy                     French
                                 c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Director of Communication        Michel Bourgeois                      French
                                 c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Executive Vice President         Jean-Francois Dubos                   French
and General Counsel              c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------

               Members of Supervisory Board and Executive Officers
                          of Vivendi Environnement S.A.

                                                                                             Present Principal
                                                                                         Occupation or Employment,
                                                                                            including the Name
                                                                                         (principal business) and
                                                                                        Address (if different than
                                                                                           Business Address) of
Position with Vivendi                   Name and                      Citizenship              Employer
Environnement                       Business Address
-------------------------------------------------------------------------------------------------------------------------
I.     Members of Supervisory
       Board
-------------------------------------------------------------------------------------------------------------------------
Chairman                         Jean-Rene Fourtou                     French         Chairman and Chief
                                 c/o Vivendi Universal                                Executive Officer of
                                 42, avenue de Friedland                              Vivendi Universal
                                 75380 Paris, Cedex 08
                                 France
-------------------------------------------------------------------------------------------------------------------------
Member                           Daniel Bouton                         French         Chairman and Chief
                                 22, rue Notre Dame de Lorette                        Executive Officer of
                                 75009 Paris                                          Societe Generale
                                 France
-------------------------------------------------------------------------------------------------------------------------
Member                           Jean-Marc Espalioux                   French         Chairman of the
                                 Accor                                                Management  Board
                                 Tour Maine Montparnasse                              and CEO of Accor
                                 33 avenue du Maine
                                 75755 Paris Cedex 15
                                 France
-------------------------------------------------------------------------------------------------------------------------
Member                           Paul-Louis Girardot                   French         Director of the
                                 40, rue des Chapelles                                Committee of the Seine-
                                 92310 Sevres                                         Normandy Basin Water
                                 France                                               Authority

-------------------------------------------------------------------------------------------------------------------------
Member                           Jean Azema                            French         Chief Executive Officer
                                 c/o Groupama                                         of Groupama
                                 8, rue d'Astorg
                                 75008 Paris
                                 France
-------------------------------------------------------------------------------------------------------------------------
Member                           Jacques Epinasse                      French         Senior Executive Vice
                                 c/o Vivendi Universal                                President and Chief
                                 42, avenue de Friedland                              Financial Officer of
                                 75380 Paris, Cedex 08
                                 France                                               Vivendi Universal
-------------------------------------------------------------------------------------------------------------------------
Member                           Richard Heckman                       U.S.           Director of Vivendi
                                 72551 Clancy Lane                                    Water S.A.
                                 Rancho Mirage, CA 92270 U.S.A.




                                                                                             Present Principal
                                                                                         Occupation or Employment,
                                                                                            including the Name
                                                                                         (principal business) and
                                                                                        Address (if different than
                                                                                           Business Address) of
Position with Vivendi                   Name and                      Citizenship              Employer
Environnement                       Business Address
-------------------------------------------------------------------------------------------------------------------------
Member                           Esther Koplowitz                      Spanish        Director of Fomentos de
                                 FCC                                                  Construcciones y
                                 Plaza Pablo Ruiz Picasso                             Contratas (FCC);
                                 28020 Madrid                                         President of Ayuda al
                                 Spain                                                Desvalido Foundation
-------------------------------------------------------------------------------------------------------------------------
Member                           Arthur Laffer                         U.S.           Founding Member of
                                 P.O. Box 1167                                        the Congressional Policy
                                 Rancho Santa Fe, CA 92607                            Advisory Board
                                 U.S.A.
-------------------------------------------------------------------------------------------------------------------------
Member                           Serge Michel                          French         Chairman of Soficot
                                 8, avenue Le Notre
                                 78170 La Celle Saint-Cloud
                                 France
-------------------------------------------------------------------------------------------------------------------------
Member                           Georges Ralli                         French         Managing Director of
                                 Lazard Freres & Cie.                                 The Lazard Group
                                 121, boulevard Haussman
                                 75008 Paris
                                 France
-------------------------------------------------------------------------------------------------------------------------
Member                           Murray Stuart                         British        Director of Royal Bank
                                 Longacre                                             of Scotland Group plc,
                                 Guildford Road                                       Old Mutual plc and
                                 Chobham Woking                                       CMG plc
                                 Surrey GU24 8EA
                                 Great Britain
-------------------------------------------------------------------------------------------------------------------------
Member                           Antoine Zacharias                     French         Chairman and Chief
                                 Vinci                                                Executive Officer of
                                 1, cours Ferdinand de Lesseps                        Vinci
                                 92851 Rueil Malmaison
                                 France
-------------------------------------------------------------------------------------------------------------------------
Member                           Jean-Marie Messier                    French
                                 64, boulevard des Courcelles
                                 75017 Paris
                                 France
-------------------------------------------------------------------------------------------------------------------------




                                                                                             Present Principal
                                                                                         Occupation or Employment,
                                                                                            including the Name
                                                                                         (principal business) and
                                                                                        Address (if different than
                                                                                           Business Address) of
Position with Vivendi                   Name and                      Citizenship              Employer
Environnement                       Business Address
-------------------------------------------------------------------------------------------------------------------------
II.    Executive Officers
       (Members of the Management
       Board)
-------------------------------------------------------------------------------------------------------------------------
Chairman                         Henri Proglio                         French         Chief Executive Officer
                                 Vivendi Environnement                                of Vivendi
                                 36-38, avenue Kleber                                 Environnement
                                 75116 Paris, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Jerome Contamine                      French         Executive Vice
                                 Vivendi Environnement                                President, Finance of
                                 36-38, avenue Kleber                                 Vivendi Environnement
                                 75116 Paris, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Antoine Frerot                        French         Chief Executive Officer
                                 Vivendi Environnement                                of Connex
                                 36-38, avenue Kleber
                                 75116 Paris, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Denis Gasquet                         French         Chief Executive Officer
                                 Vivendi Environnement                                of Onyx
                                 36-38, avenue Kleber
                                 75116 Paris, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Jean-Pierre Denis                     French         Chief Executive Officer
                                 Vivendi Environnement                                of Dalkia
                                 36-38, avenue Kleber
                                 75116 Paris, France
-------------------------------------------------------------------------------------------------------------------------
Member                           Andy Seidel                           U.S.           Chief Executive Officer
                                 United States Filter Corporation                     of United States Filter
                                 40-004 Cook Street                                   Corporation
                                 Palm Desert, CA 92211 U.S.A.
-------------------------------------------------------------------------------------------------------------------------

                       Directors and Executive Officers of
                          Vivendi North America Company




                                                                                             Present Principal
                                Name and Business Address                                Occupation or Employment,
                           Except as otherwise indicated, the                               Including the Name
                           Business Address of each person is                            (principal business) and
                            c/o Vivendi North America Company                           Address (if different than
                             60 East 42nd Street, 36th Floor                               Business Address) of
Position with Vivendi              New York, NY 10165                 Citizenship                Employer
-------------------------------------------------------------------------------------------------------------------------
I.     Directors
-------------------------------------------------------------------------------------------------------------------------
President and Sole Director         Jerome Contamine                   French
-------------------------------------------------------------------------------------------------------------------------
II.    Executive Officers
       (other than those who are
       also Directors)
-------------------------------------------------------------------------------------------------------------------------
Treasurer and Secretary             Philippe Beaute                    French

-------------------------------------------------------------------------------------------------------------------------
Assistant Treasurer                 Philippe Messager                  French

-------------------------------------------------------------------------------------------------------------------------
Assistant Treasurer                 Stephen Dunkling                   British

-------------------------------------------------------------------------------------------------------------------------

                       Directors and Executive Officers of
                               Vivendi Water S.A.


                                                                                             Present Principal
                                Name and Business Address                                Occupation or Employment,
                           Except as otherwise indicated, the                               Including the Name
                           Business Address of each person is                            (principal business) and
                                 c/o Vivendi Water S.A.                                 Address (if different than
                                     52, rue d'Anjou                                       Business Address) of
Position with Vivendi              75008 Paris, France                Citizenship                Employer
-------------------------------------------------------------------------------------------------------------------------
I.     Directors
-------------------------------------------------------------------------------------------------------------------------
Chairman and Chief               Henri Proglio                         French         Chairman of the
Executive Officer                                                                     Management Board and
                                                                                      Chief Executive Officer
                                                                                      of Vivendi Environment

-------------------------------------------------------------------------------------------------------------------------
Director                         Pierre-Henri Galan                    French
                                 c/o Vivendi Universal
                                 42, avenue de Friedland
                                 75380 Paris, Cedex 08, France
-------------------------------------------------------------------------------------------------------------------------
Director                         Richard J. Heckmann                   U.S.

-------------------------------------------------------------------------------------------------------------------------
II.    Executive Officers
       (other than those who are
       also Members of the
       Supervisory Board)
-------------------------------------------------------------------------------------------------------------------------
Chief Financial Officer          Olivier Grunberg                      French         Deputy General
                                                                                      Manager of Compagnie
                                                                                      Generale des Eaux

-------------------------------------------------------------------------------------------------------------------------
Chief Operating Officer          Olivier Barbaroux                     French

-------------------------------------------------------------------------------------------------------------------------
Deputy General Manager           Gerard Mohr                           French         Deputy General
                                                                                      Manager of Compagnie
                                                                                      Generale des Eaux
-------------------------------------------------------------------------------------------------------------------------

                                    Signature

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2002
                                    VIVENDI UNIVERSAL S.A.

                                    By:  /s/ Dominique Gibert
                                         -------------------------------------
                                         Name: Dominique Gibert
                                               Deputy Chief Financial Officer


                                    VIVENDI ENVIRONNEMENT S.A.

                                    By:  /s/ Jerome Contamine
                                         ------------------------------------
                                         Name: Jerome Contamine
                                               Chief Financial Officer


                                    VIVENDI NORTH AMERICA COMPANY

                                    By:  /s/ Stephen P. Stanczak
                                         -----------------------------------
                                         Name: Stephen P. Stanczak
                                               Attorney-in-Fact


                                    VIVENDI WATER S.A.

                                    By:  /s/ Stephen P. Stanczak
                                         -----------------------------------
                                         Name: Stephen P. Stanczak
                                               Attorney-in-Fact